Item 77H

  As of June 30, 2003, Fidelity Investments ("Shareholder") owned 1,452,502.553 shares of the Portfolio, which represented approximately 16.18% of the outstanding shares the Portfolio. As of December 31, 2003,
  Shareholder owned 2,727,958.049 shares of the Portfolio, which represented approximately 25.04% of the outstanding shares of the Portfolio. Shareholder acquired 13,120.424 shares on December 31, 2003 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Portfolio.
  Accordingly, Shareholder may be presumed to be a controlling person of the Portfolio on the date of the Transaction. The Portfolio does not believe this entity is the beneficial owner of the shares of record by this entity.

  As of June 30, 2003, Pruco Life Flexible Premium Variable
  Annuity Account ("Shareholder") owned 2,630,329.061 shares of the Portfolio, which represented approximately
  29.31% of the outstanding shares the Portfolio. As of December 31, 2003, Shareholder owned 2,519,850.433 shares of the Portfolio, which represented approximately 23.13% of the outstanding shares of the Portfolio. Shareholder redeemed 2,641.290 shares on October 29, 2003 (the
  "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Portfolio. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Portfolio on the date of the Transaction. The Portfolio does not believe this entity is the beneficial owner of the shares of record by this entity.